March 3, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

RE:	EarthLink, Inc.
Registration Statement on Form S-4
File No. 333-131541
Date Filed: February 3, 2006

Dear Ms. Jacobs:

Set forth below are the responses of EarthLink, Inc. (“EarthLink”) to the comments of the staff of the Securities and Exchange Commission (“SEC”) contained in its letter to EarthLink, dated March 1, 2006. For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the comment letter and is followed by the corresponding response.

General

1.              Please advise us as to whether or not audited financial statements for the fiscal year ended December 31, 2005 must be provided in accordance with the instructions for Article 3 of Regulation S-X.

Response:  Audited financial statements for the fiscal year ended December 31, 2005 for New Edge Holding Company are not required to be provided under Article 3 of Regulation S-X. If the Form S-4 is declared effective before the earlier of (i) the filing of EarthLink’s Form 10-K for the year ended December 31, 2005 or (ii) March 16, 2006, New Edge’s September 30, 2005 financial statements will still be current and included in the Form S-4 and financial statements for the year ended December 31, 2005 will not be required. However, if the Form S-4 is not declared effective before these dates, as I discussed with the Staff on February 16, EarthLink and New Edge have determined that New Edge is not significant to EarthLink in excess of the 20% level as determined under Rule 3-05(b)(2) of Regulation S-X for the year ended December 31, 2005. Accordingly, in this situation, the final Amendment to Form S-4 filed by EarthLink before requesting acceleration and effectiveness will not include financial information about New Edge pursuant to Item 17(b)(7)(ii) of Form S-4.

2.              Please revise the disclosure relating to the merger consideration - which consists of an “estimated $0.60 in cash and from 0.01757 to 0.02636 shares of EarthLink common stock” — so that New Edge shareholders may gain a meaningful understanding of the consideration to be received and the methodologies behind the determination of the merger consideration. Refer specifically to disclosure on pages 4 and 51. Disclose the rationale behind the dual merger consideration and describe the operation and economic purpose of the formula employed to determine the consideration. Additionally, we note the disclosure on page 41 that the New Edge board identified as a potential benefit of the merger the opportunity for New Edge stockholders to sell their common stock for EarthLink common stock and cash at a price of $0.90 per share. Please explain the relationship between the $0.90 amount and the estimated cash and exchange ratios that comprise the merger consideration.

Response:  In response to your comments with respect to pages 4 and 51, we have revised the disclosure. With respect to your comment on page 41, we have explained the relationship between $0.90 and the estimated exchange ratio as of December 12, 2005.

3.              With respect to the cash component of the merger consideration, you should disclose the minimum amount of cash that New Edge shareholders will receive in the aggregate. Although you disclose that an estimate is appropriate because of the amount of cash available will be dependent upon the amount of New Edge indebtedness and transaction expenses, you should provide a sensitivity analysis illustrating the sensitivity of outcomes should there be changes in available cash or utilization of alternatives to the assumptions used. Please provide a current estimate of the “certain” New Edge indebtedness, merger expenses and cash to be held in reserve to pay certain tax liabilities. Please disclose who will determine the amount of the cash merger consideration that will be withheld for these purposes, and when this determination will be made.

Response:  In response to your comment, we have disclosed the amount of cash New Edge stockholders would receive as of the most recent practicable date. In addition, we have disclosed the amount of cash that would be received if New Edge’s indebtedness and expenses were to increase 3% or 5%, which we, together with New Edge, believe is a reasonable range given New Edge’s current financial condition.

4.              As for the stock merger component of the consideration, we note that the range of shares to be received upon closing is dependent upon the number of shares released from the escrow account, which consists of 869,565 shares of EarthLink common stock that will be used to cover liabilities that EarthLink may have arising from (i) its indemnification rights with respect to New Edge breaches of representations, warranties and covenants under the merger agreement and (ii) the amount of specified tax liabilities that exceeds a $9,200,000 tax liability reserve. In this regard, the consideration should be stated in terms of the lowest amount of shares that is assured to be issued taking into consideration the possibility that zero shares will remain in escrow. Disclosure should also indicate the possibility of an increase in the stated consideration should stock remain in escrow after the occurrence of certain events as well as a more detailed disclosure relating to methods of distribution for the stock in the escrow account and the persons who will be responsible for determining whether an adjustment to the account should take place. Disclose on page 4, similar to the disclosure on page 52, that any escrow shares will be distributed following the 15-month anniversary of the closing date of the merger.

Response:  In response to your comment, we have revised the disclosure to state the lowest number of EarthLink shares a New Edge stockholder will receive, the method of distributing any shares released from escrow and the method to resolve any escrow dispute. In addition we revised page 4 to disclose that any escrow shares will be distributed following the 15-month anniversary of the closing date of the merger.

5.              Please clarify the significance of the following disclosure and its impact, if any, on the consideration to be received by New Edge shareholders: “[a]t any time prior to the closing of the merger each holder of New Edge common stock and each holder of an outstanding vested ‘in-the-money’ New Edge stock option may elect to be entitled to receive any dividends or other distributions payable in respect of such holder’s proportionate share of the escrowed shares, and to have an appointed representative vote such holder’s proportionate share of the escrowed shares on behalf of such holder.”  Please disclose the amount of dividends or distributions paid or payable with respect to the New Edge common stock or stock options in the last two years.

Response:  In response to your comment, we have clarified the significance of the disclosure and included a statement regarding dividends and distributions paid or payable with respect to New Edge common stock or stock options in the last two years.

6.              Please clearly state, if true, that holders of record at the Effective Time, will be entitled to the merger consideration. In that regard, please update the number of shares outstanding to the latest practicable date.

Response:  In response to your comment, we have included the statement and updated the number of shares outstanding to February 28, 2006.

7.              Explain how and why the number of vested, in-the-money options to purchase shares of New Edge common stock might vary.

Response:  In response to your comment, we have included disclosure that the number of shares of New Edge common stock and vested, “in-the-money” options could vary prior to closing as a result of option exercises.

Undertakings

8.              Please provide the undertakings set forth in Items 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Response:  In response to your comment, we have included the applicable undertakings.

If there is any additional information that we might provide to assist the staff’s review, please call me at (404) 888-4246 or my colleague Dee Ann Dorsey at (212) 309-1174.

Sincerely,

/s/ David M. Carter
David M. Carter